UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   July 20, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director


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                              HILTON RESOURCES LTD.
                      Suite 1305, 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                              INFORMATION CIRCULAR
     (Containing information as at July 18, 2005 unless indicated otherwise)



SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of HILTON RESOURCES LTD. (the "Company") for use at the Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held on Thursday, August 18, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof, or delivered to the Chairman of the meeting prior to the commencement of the meeting.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Company, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.



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                                      - 2 -


ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings unless the Non-Registered Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered Shareholder receiving such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP, ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.



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                                      - 3 -


VOTING OF PROXIES

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                            Unlimited number of common shares
Issued and Outstanding:                        22,307,355 common shares*

*as of the record date July 18, 2005

Only Shareholders of record at the close of business on July 18, 2005, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

As far as the Directors and senior officers of the Company are aware, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.




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                                      - 4 -


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

SHARE CONSOLIDATION AND NAME CHANGE

In  order  to  pursue  other  property   acquisitions  and  related  financings,
management has determined that a capital consolidation is required.

Accordingly, subject to TSX Venture Exchange and shareholder approvals, management proposes to consolidate all of its issued common shares without par value on the basis of every ten of such common shares without par value before consolidation being consolidated into one new common share without par value, or on the basis of such lesser consolidation ratio as may be in accordance with the regulations and policy guidelines of the TSX Venture Exchange. There are currently 22,307,355 common shares without par value issued and outstanding. After the consolidation, there will be 2,230,755 common shares without par value issued and outstanding. No fractional common shares of the Company shall be issued in connection with the consolidation and the number of common shares to be received by a shareholder shall be rounded down to the nearest whole number of common shares in the event that such shareholder would otherwise be entitled to receive a fractional common share upon such consolidation.

In addition, subject to TSX Venture Exchange and shareholder approvals, management proposes to change the name of the Company to "ROCHESTER RESOURCES LTD." or such other name as may be determined by the board of directors and approved by the TSX Venture Exchange and the Corporate Registry (British Columbia).

         "RESOLVED, AS A SPECIAL RESOLUTION, THAT:

         (a) the capital of the Company be altered by consolidating all of the issued common shares on the basis of up to every ten of such common shares before consolidation being consolidated into one common share or on the basis of such lesser consolidation ratio as may be determined by the board of directors and approved by the TSX Venture Exchange;

         (b) the name of the Company be changed from "Hilton Resources Ltd." to "Rochester Resources Ltd." or such other name as may be determined by the board of directors and approved by the TSX Venture Exchange and the Corporate Registry (British Columbia);

         (c) any one director or officer of the Company, be authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof;

         (d) notwithstanding that the shareholders of the Company have passed the proposed share consolidation and name change, the board of directors of the Company may, by resolution at any time, in its absolute discretion, determine the time for implementation of the proposed share consolidation and name change, including determining the time at which the Notice of Alterations is to be filed with the Corporate Registry
                  (British Columbia), and determine not to proceed with the proposed share consolidation and name change, without further approval, ratification or confirmation by the shareholders of the Company; and


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                                      - 5 -

         (e) if the consolidation ratio referred to in (a) above is not acceptable to the TSX Venture Exchange or to the Corporate Registry (British Columbia), or is otherwise not suitable to achieve the Company's objectives, the Board of Directors be and is hereby authorized to change the consolidation ratio to a consolidation ratio acceptable to the Board of Directors, the TSX Venture Exchange and the Corporate Registry (British Columbia) and upon such determination by the Board of Directors, the resolution in (a) shall be deemed to be amended accordingly.

A special resolution requires the favourable vote of not less than two-thirds of the votes cast in person or by proxy at the Meeting.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at WWW.SEDAR.COM , including the information circular for the last shareholders annual meeting held in November, 2004. Shareholders may contact the Company at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Company's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.


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